Consolidated Financial Statements
for the fiscal year ended December 31, 2003

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
TransGlobe Energy Corporation:

We have audited the consolidated balance sheets of TransGlobe Energy Corporation as at December 31, 2003 and 2002 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TransGlobe Energy Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Calgary, Alberta, Canada
February 27, 2004	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting policies that have been implemented in the financial statements. As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for stock-based compensation to conform to the Canadian Institute of Chartered Accountants Handbook recommendations, Section 3870.

Calgary, Alberta, Canada
February 27, 2004	Chartered Accountants

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Expressed in U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002

REVENUE
Oil and gas sales, net of royalties	$17,161,710	$13,254,105
Other income	374,239	42,108

	17,535,949	13,296,213

EXPENSES
Operating	3,706,096	1,843,273
General and administrative	1,206,337	820,691
Foreign exchange (gain) loss	157,133	(6,988)
Interest	1,173	16,154
Depletion and depreciation	6,253,000	4,277,000

	11,323,739	6,950,130

Income before income taxes	6,212,210	6,346,083

Income taxes (Note 6)
- future	(2,448,085)	(67,168)
- current	2,755,067	986,862

	306,982	919,694

NET INCOME	5,905,228	5,426,389

deficit, beginning of year	(12,298,309)	(17,724,698)

deficit, end of year	$(6,393,081)	$(12,298,309)

Net income per share (Note 8)
Basic	$0.11	$0.11
Diluted	$0.11	$0.10

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

	December 31, 2003	December 31, 2002

ASSETS
Current
Cash and cash equivalents	$4,451,751	$2,595,170
Accounts receivable	2,383,459	2,984,000
Prepaid expenses	161,011	88,837

	6,996,221	5,668,007

Property and equipment
Canada (Note 2)	8,083,428	3,651,305
Republic of Yemen (Note 3)	18,562,857	15,066,835

	26,646,285	18,718,140

Future income tax asset (Note 6)	1,572,310	-

	$35,214,816	$24,386,147

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,458,852	$919,074

Provision for site restoration and abandonment	153,209	122,209

	4,612,061	1,041,283

Commitments and Contingencies (Note 10)

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	36,995,836	35,643,173
deficit	(6,393,081)	(12,298,309)

	30,602,755	23,344,864

	$35,214,816	$24,386,147

APPROVED BY THE BOARD

Ross G. Clarkson, Director	Lloyd W. Herrick, Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$5,905,228	$5,426,389
Adjustments for:
Depletion and depreciation	6,253,000	4,277,000
Gain on sale of property and equipment	(363,142)	-
Performance bonus expense paid in shares (Note 5)	-	73,631
Future income taxes	(2,448,085)	(67,168)

Cash flow from operations	9,347,001	9,709,852

Changes in non-cash working capital (Note 7)	3,117,398	(2,478,700)

	12,464,399	7,231,152

FINANCING
Issue of share capital (Note 5)	2,269,705	(308)
Repurchase of share capital	(41,267)	-

	2,228,438	(308)

INVESTING
Purchase of property and equipment
Yemen	(9,012,022)	(5,435,398)
Canada	(5,217,084)	(1,041,146)
Proceeds on disposal of property and equipment	442,103	133,587
Changes in non-cash working capital (Note 7)	950,747	532,437

	(12,836,256)	(5,810,520)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	1,856,581	1,420,324

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR	2,595,170	1,174,846

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,451,751	$2,595,170

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003 and December 31, 2002
(Expressed in U.S. Dollars, unless otherwise stated)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, TransGlobe Oil and Gas Corporation, TransGlobe Petroleum International Inc. and TG Holdings Yemen Inc.

Accounting principles
These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as disclosed in Note 14.

Property and equipment
The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

The capitalized costs, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on the estimated gross proven reserves and determined by independent petroleum engineers. Oil and gas reserves and production were converted into equivalent units of 6,000 cubic feet of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation. These costs are assessed periodically to ascertain whether impairment has occurred.

The capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs in each cost centre are limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties.

The total capitalized costs less accumulated depletion and depreciation, future income taxes and the provision for future site restoration costs of all cost centres is further limited to an amount equal to the estimated future net revenue from proven reserves plus the cost (net of impairment) of unproven properties of all costs centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others and accordingly, these consolidated financial statements reflect only the Company’s proportionate interest in such activities.

Estimated future site restoration costs are provided for using the unit-of-production method and remaining proven reserves. Costs are estimated by the Company based on current regulations, costs, technology and industry standards. The annual charge is included in the provision for depletion and depreciation. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

Furniture and fixtures are depreciated at declining balance rates of 20 to 30 percent.

Foreign currency
The Company uses the United States dollar as its reporting currency since the majority of the Company’s business is transacted in United States dollars. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period, other than depletion and depreciation which are translated at the same rates of exchange as the related asset. The net effect of the foreign currency translation is included in current operations.

Cash and cash equivalents
Cash includes actual cash held and short-term investments such as treasury bills with original maturity of less than three months.

Revenue recognition
The Company records oil and gas revenue at the time of physical transfer to purchaser.

Income taxes
The Company records income taxes using the liability method. Under this method, future income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Flow through shares
The Company has financed a portion of its exploration and development activities in Canada through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recorded by the income tax amount related to the renounced deductions.

Stock options
The Company has a stock option plan as described in Note 5. No compensation expense has been recorded upon the granting of the options at market prices. Effective January 1, 2002, the Company adopted CICA 3870 “Stock Based Compensation and Other Stock Based Payments”. As permitted by CICA 3870, the Company has applied this change prospectively for new awards granted on or after January 1, 2002. For 2003 and 2002 the Company has calculated the impact on net earnings and earnings per share on a proforma basis (Note 5(h)). For periods prior to January 1, 2002 the Company did not recognize any compensation expense when stock options were issued to employees.

Per share amounts
Net income per share is calculated using the weighted average number of shares outstanding during the year. Diluted net income per share is calculated using the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price.

Measurement uncertainty
The amounts recorded for depletion and depreciation of property and equipment, the provision for site restoration costs and the ceiling test calculation are based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

2. PROPERTY AND EQUIPMENT - CANADA

	2003	2002

Oil and gas properties	$9,707,851	$4,618,485
Furniture and fixtures	250,296	201,539
Accumulated depletion and depreciation	(1,874,719)	(1,168,719)

	$8,083,428	$3,651,305

During the year the Company capitalized overhead costs relating to exploration and development activities of $206,153 (2002 - $153,569).

Depletion and depreciation expense includes $31,000 (2002 - $16,000) related to the provision for site restoration which is calculated based on a total future estimated cost of $551,104 (2002 - $319,000).

3. PROPERTY AND EQUIPMENT - REPUBLIC OF YEMEN

	2003	2002

Oil and gas properties
- Block 32	$17,953,690	$13,575,336
- Block S-1	12,650,485	8,016,556
- Other	81,682	81,943
Accumulated depletion and depreciation	(12,123,000)	(6,607,000)

	$18,562,857	$15,066,835

The Company commenced production on Block 32 in November 2000. This represented the early stages of a major development program contracted under the Production Sharing Agreement (“PSA”) which continues to 2020, with provision for a five year extension. In October 2003, the Yemen Ministry of Oil and Minerals approved the Development Plan and Development Area for the Block S-1 PSA which will have a 20 year term with provision for a five year extension. Unproven properties in the amount of $11,683,986 were excluded from costs subject to depletion and depreciation representing a portion of the costs incurred in Block S-1. During the year the Company capitalized overhead costs relating to exploration and development activities of $239,717 (2002 - $238,834).

Block 32 (13.81087% working interest)
The PSA provides for the Ministry of Oil and Mineral Resources (“MOM”) in the Republic of Yemen to receive a royalty of 3% (10% over 25,000 barrels of oil per day (“Bopd”)) of gross production with the remaining 97% of revenue split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 60% of 97% of the revenue limited to operating costs and allocated recoverable exploration and development expenditures as outlined in the PSA. Cost recovery oil is 100% for the account of the Block 32 Contractor (Joint Venture Partners) to recover operating costs and exploration and development expenditures. The remaining production sharing oil is shared 65% by MOM and 35% by the Block 32 Contractor which is further shared 5% Yemen Oil Company (“YOC”)/95% Block 32 Contractor. These terms remain in place as long as proven recoverable reserves do not exceed 30 million barrels of oil (gross) or production of 25,000 Bopd.

Block S-1 (25% working interest)
The PSA provides MOM with a sliding scale royalty of 3%-10% based on daily oil production between 0-100,000 Bopd with the remaining revenue split between cost recovery oil and production sharing oil. Cost recovery oil is up to a maximum of 50% of after royalty revenue limited to operating costs and allocated recoverable exploration and development expenditures, as outlined in the PSA, to be utilized 100% by the Block S-1 Contractor. The balance of the revenue is allocated to production sharing oil and is shared 65%-80% by MOM and 35%-20% by the Block S-1 Contractor (which is further shared 17.5% YOC/82.5% Block S-1 Contractor) based on the production level.

4. LONG-TERM DEBT

The Company has a Cdn$2,500,000 revolving loan facility and a Cdn$2,000,000 non-revolving acquisition/development facility with a Canadian chartered bank. The loan facilities bear interest at the bank’s Canadian prime rate plus three quarters of one percent and Canadian prime rate plus one percent, respectively, and are secured by a first floating charge debenture over all Canadian assets of the Company, a general assignment of book debts and certain negative pledges. At December 31, 2003 $nil (2002 - $nil) was drawn on these loan facilities.

5. SHARE CAPITAL

a) Authorized

The authorized share capital is 500,000,000 common shares with no par value.

b) Issued

	Number
	of shares	Amount

Balance, December 31, 2001	51,244,801	$35,637,019
Future tax effect (c)	-	(67,168)
Share issue costs	-	(309)
Performance bonus expense paid in shares (d)	250,000	73,631

Balance, December 31, 2002	51,494,801	35,643,173
Exercise of stock options (g)	985,000	216,700
Repurchase of share capital (e)	(100,000)	(41,267)
Private placement net of issue costs (f)	1,363,637	2,053,005
Future tax effect of flow through shares (f)	-	(875,775)

Balance, December 31, 2003	53,743,438	$36,995,836

c) In December 2001, the Company issued 519,000 flow through common shares in a private placement at Cdn$0.49 per share for net proceeds of US$155,797, subscribed by insiders of the Company. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of Cdn$254,310 to the subscribers with the entire amount to be expended by the Company by December 31, 2002. As at December 31, 2002, the entire amount was spent. As described in Note 1, share capital is reduced and future income taxes are increased by the estimated amount of the future income taxes payable by the Company ($67,168) as a result of renouncing the expenditures to subscribers.

d) Pursuant to an employment contract and the Company meeting certain performance criteria, the Company issued 250,000 common shares to the President of the Company in 2002 recorded at market price at date of issue.

e) In March 2003, the Company repurchased 100,000 shares at Cdn$0.60 and cancelled the shares pursuant to a normal course issuer bid approved in December 2002. The normal course issuer bid terminated December 8, 2003.

f) In December 2003, the Company issued 1,363,637 flow through common shares in a private placement at Cdn$2.20 per share for net proceeds of US$2,053,005. Insiders of the Company subscribed for 65,000 shares. The terms of the flow through shares provide that the Company renounce Canadian tax deductions in the amount of Cdn$3,000,001 to the subscribers with the entire amount to be expended by the Company by December 31, 2004. As described in Note 1, share capital is reduced and future income taxes are increased by the estimated amount of the future income taxes payable by the Company ($875,775) as a result of renouncing the expenditures to subscribers.

g) Share purchase options

The Company adopted a new stock option plan in May 2003 (the “Plan”). The maximum number of common shares to be issued upon the exercise of options granted under the Plan is 7,103,580 common shares. All incentive stock options granted under the Plan will have a per-share exercise price not less than the trading market value of the common shares at the date of grant and will vest as to 50% of the options, six months after the grant date, and as to the remaining 50%, one year from the grant date.

	2003		2002

	Number	Weighted-	Number	Weighted-
	of	Average	of	Average
	Options	Exercise Price	Options	Exercise Price

Options outstanding at beginning of year	3,624,500	$0.32	2,379,500	$0.31
Granted	120,000	0.47	1,400,000	0.32
Exercised	985,000	0.22	-	-
Expired	-	-	(155,000)	0.22

Options outstanding at end of year	2,759,500	$0.36	3,624,500	$0.32

Options exercisable at end of year	2,639,500	$0.36	2,924,500	$0.32

The following table summarizes information about the stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-			Weighted-
	Number	Average	Weighted-	Number	Average	Weighted-
Range of	Outstanding	Remaining	Average	Exercisable	Remaining	Average
Exercise	at Dec. 31,	Contractual	Exercise	at Dec. 31,	Contractual	Exercise
Prices	2003	Life	Price	2003	Life	Price

$0.22	300,000	0.3	$0.22	300,000	0.3	$0.22
Cdn0.45	20,000	0.8	Cdn0.45	20,000	0.8	Cdn0.45
Cdn0.55	200,000	2.4	Cdn0.55	200,000	2.4	Cdn0.55
Cdn0.39	40,000	2.8	Cdn0.39	40,000	2.8	Cdn0.39
Cdn0.73	679,500	1.6	Cdn0.73	679,500	1.6	Cdn0.73
Cdn0.50	1,400,000	3.3	Cdn0.50	1,400,000	3.3	Cdn0.50
Cdn0.63	120,000	4.5	Cdn0.63	-	-	-

	2,759,500	2.5	$0.36	2,639,500	2.4	$0.36

h) Stock-based compensation

The Company accounts for its stock-based compensation plan using the intrinsic-value of the options granted whereby no costs have been recognized in the financial statements for stock options granted to employees and directors at market values. Effective January 1, 2002 under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. If the fair value method had been used, the Company’s net earnings per share would approximate the following pro forma amounts (the pro forma amounts shown do not include the compensation costs associated with stock options granted prior to January 1, 2002):

		2003	2002

Compensation costs		$143,000	$140,000
Net income:
As reported		5,905,228	5,426,389
Pro forma		5,762,228	5,286,389
Net income per share:
As reported	- Basic	$0.11	$0.11
	- Diluted	$0.11	$0.10
Pro forma	- Basic and diluted	$0.11	$0.10

The fair value of each option granted on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants is as follows:

	2003	2002

Risk free interest rate (%)	5.40	5.05
Expected lives (years)	2.50	5.00
Expected volatility (%)	97.01	66.35
Dividend per share	0.00	0.00

The weighted average fair market value of stock options granted in 2003 was $0.19 per option (2002 - $0.18 per option).

6. INCOME TAXES

The Company’s future Canadian income tax assets are as follows:

	2003	2002

Temporary differences related to:
Oil and gas properties	$2,142,233	$2,379,563
Non-capital losses carried forward	964,781	907,782
Share issue expenses	106,939	130,261
Valuation allowance	(1,641,643)	(3,417,606)

	$1,572,310	$-

The Company has deductible temporary differences of approximately Cdn$3,240,000 of non-capital losses carried forward and Cdn$7,552,000 of income tax pools in excess of the carrying value of the Company’s Canadian property and equipment. The Company also has $12,700,000 of income tax losses in the United States of America. The Canadian losses carried forward expire between 2006 and 2011 and the United States of America losses carried forward expire between 2006 and 2020. In total, these temporary differences would generate a future income tax asset of Cdn$4,166,891 on Canadian operations. A valuation allowance of Cdn$2,128,391 has been recorded to reduce this amount to the amount which is considered to be more likely than not to be recovered.

Current income taxes in the amount of $2,755,067 (2002 - $986,862) represents income taxes incurred and paid under the laws of the Republic of Yemen.

The provision for income taxes has been computed as follows:

	2003	2002

Computed Canadian expected income tax expense at 40.62% (2002 - 42.15%)	$2,523,400	$2,674,874
Non-deductible Crown charges (net of ARTC)	95,773	64,036
Resource allowance	(61,471)	(2,773)
Different tax rates in the Republic of Yemen	327,559	(1,872,869)
Future income tax assets and recovery	(2,448,085)	(67,168)
Other differences	(130,194)	123,594

	$306,982	$919,694

7. SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002

Operating activities
Decrease (increase) in current assets
Accounts receivable	$1,335,741	$(2,317,826)
Prepaid expenses	(72,174)	(28,150)
Increase (decrease) in current liabilities
Accounts payable	1,853,831	(132,724)

	$3,117,398	$(2,478,700)

Investing activities
Decrease (increase) in current assets
Accounts receivable	$(735,200)	$309,598

Increase (decrease) in current liabilities
Accounts payable	1,685,947	222,839

	$950,747	$532,437

Interest paid	$1,173	$16,154

Taxes paid	$2,755,067	$986,862

8. NET INCOME PER SHARE

	2003	2002

Basic
Net income per share	$0.11	$0.11
Weighted average number of shares outstanding	52,070,638	51,449,596

Diluted
Net income per share	$0.11	$0.10
Weighted average number of shares outstanding	53,779,217	51,944,926

9. SEGMENTED INFORMATION

In 2003 the Company operated in two geographic segments, the Republic of Yemen and Canada. The property and equipment in each geographic segment are disclosed in Notes 2 and 3.

The results of operations for the year ended December 31, 2003 are comprised of the following:

	Republic of Yemen	Canada	Total

REVENUE
Oil and gas sales, net of royalties	$14,624,888	$2,536,822	$17,161,710

EXPENSES
Operating	3,011,620	694,476	3,706,096
Depletion and depreciation	5,516,000	737,000	6,253,000

Segmented operations	$6,097,268	$1,105,346	7,202,614
Other income, includes a gain on sale of property
and equipment in the United States of America of $363,142			374,239

			7,576,853
General and administrative			1,206,337
Foreign exchange (gain) loss			157,133
Interest			1,173
Income taxes (Note 6)			306,982

NET INCOME			$5,905,228

In the Republic of Yemen, the Company sells all of its production to one purchaser.

The results of operations for the year ended December 31, 2002 are comprised of the following:

	Republic of Yemen	Canada	Total

REVENUE
Oil and gas sales, net of royalties	$12,238,711	$1,015,394	$13,254,105

EXPENSES
Operating	1,394,379	448,894	1,843,273
Depletion and depreciation	3,960,000	317,000	4,277,000

Segmented operations	$6,884,332	$249,500	7,133,832
Other income			42,108

			7,175,940
General and administrative			820,691
Foreign exchange (gain) loss			(6,988)
Interest			16,154
Income taxes (Note 6)			919,694

NET INCOME			$5,426,389

In the Republic of Yemen, the Company sells all of its production to one purchaser.

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to office and equipment leases over the next five years as follows:

2004	142,000
2005	142,000
2006	143,000
2007	48,000

11. FINANCIAL INSTRUMENTS

Carrying values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term or the floating interest rate nature of these amounts.

The Company has foreign exchange risk due to the fact that it operates internationally using foreign currencies. The Company has commodity price risk associated with its sale of crude oil and natural gas.

The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

12. COMPARATIVE FIGURES

Certain of the prior period’s comparative figures have been reclassified to conform with the current period’s presentation.

13. SUBSEQUENT EVENT

Subsequent to December 31, 2003, the Company entered into a contract to sell 1,500 gigajoules (GJ) per day of natural gas in Canada from April 1 to October 31, 2004 for Cdn$5.795/GJ.

14. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP or Cdn. GAAP) which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP).

Escrowed shares
For U.S. GAAP purposes, escrowed shares would be considered a separate compensatory arrangement between the Company and the holder of the shares. Accordingly, the fair market value of shares at the time the shares are released from escrow will be recognized as a charge to income in that year with a corresponding increase in share capital. The difference in share capital between Canadian GAAP and U.S. GAAP represents the effect of applying this provision in 1995 when 187,500 escrow shares were released resulting in an increase in share capital of $833,333 with the offset to deficit.

Stock-based compensation
The Company has a stock-based compensation plan as more fully described in Note 5. With regard to its stock option plan, the Company applies APB Opinion No. 25 as interpreted by FASB Interpretation No. 44 in accounting for this plan and accordingly no compensation cost has been recognized. Had compensation expense been determined based on fair value at the grant dates for the stock option grants consistent with the method under SFAS No. 123, the proforma effect on the Company’s net income would be as follows:

		2003	2002

Compensation costs		$143,000	$140,000
Net income:
As reported		5,905,228	5,426,389
Pro forma		5,762,228	5,286,389
Net income per share:
As reported	- Basic	$0.11	$0.11
	- Diluted	$0.11	$0.10
Pro forma	- Basic and diluted	$0.11	$0.10

The foregoing information is calculated in accordance with the Black-Scholes option-pricing model, using the following data and assumptions:

	2003	2002

Risk free interest rate (%)	5.40	5.05
Expected lives (years)	2.50	5.00
Expected volatility (%)	97.01	66.35
Dividend per share	0.00	0.00

Flow through shares
The Company records the renouncement of tax deductions related to flow through shares by reducing the share capital and recording a future tax liability in the amount of the estimated cost of the tax deductions flowed to the shareholders. United States of America accounting principles require that the share capital on flow through shares be stated at the quoted market value of the shares at the date of issuance. In addition, the temporary difference that arises as a result of the renouncement of the deductions, less any proceeds received in excess of the quoted market value of the shares is recognized in the determination of income tax expense for the period. The effect of applying this provision to the Company’s financial statements would result in an increase in income tax expense and future tax liability by $875,775 in 2003, $67,168 in 2002 and $335,020 in 2000 representing the tax effect of the flow through shares and a corresponding decrease to income tax expense and future tax liability by $875,775 in 2003, $67,168 in 2002 and $335,020 in 2000 to record the recognition of the benefit of tax losses available to the Company equal to the liability arising from renouncing tax pools to the subscribers.

Asset retirement obligations
In 2001, the FASB approved Statements of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143) for US GAAP reporting purposes effective for fiscal years beginning after June 15, 2002. SFAS 143 requires recognition of a liability for the future retirement obligations associated with our property, plant and equipment, which includes oil and gas wells and facilities. These obligations, which generally relate to dismantlement and site restoration, are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until we expect to settle the retirement obligation.

Had this change in accounting policy been adopted the effect would be to recognize an asset retirement liability of $467,399, eliminate the provision for site restoration and abandonment liability of $153,209, increase property and equipment net of accumulated depletion and depreciation by $386,353, increase deficit by $72,163 and reduce net income by $81,046 (increase in depletion and depreciation expense of $32,384 and accretion expense of $48,662).

Consolidated balance sheets
Had the Company followed US GAAP, asset and liability sections of the balance sheet would have been reported as follows:

	2003		2002

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Property and equipment - Canada	$8,083,428	$8,469,781	-	-
Asset retirement obligation	-	467,399	-	-
Provision for site restoration and abandonment	153,209	-	-	-

Had the Company followed U.S. GAAP, the shareholders’ equity would have been reported as follows:

	2003		2002

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Share capital	$36,995,836	$39,107,132	$35,643,173	$36,878,694
deficit	(6,393,081)	(8,585,423)	(12,298,309)	(13,533,830)

	$30,602,755	$30,521,709	$23,344,864	$23,344,864

The reconciling items between share capital and deficit for Canadian and United States of America GAAP are $833,333 related to escrowed shares, $1,277,963 related to flow through shares and $81,046 related to depletion and depreciation expense and accretion expense affecting deficit only, as described above. There are no other balance sheet differences.

Consolidated statements of income
Had the Company followed U.S. GAAP, the statement of income would have been reported as follows:

		2003	2002

Net income for the year under Canadian GAAP		$5,905,228	$5,426,389
Adjustments, before income taxes:
Depletion and depreciation expense		32,384	-
Accretion expense		48,662	-
Future income tax expense		875,775	67,168
Income taxes on the above items		-	-

Net income for the year under U.S. GAAP		$4,948,407	$5,359,221

Net income per share under U.S. GAAP	- Basic	$0.10	$0.10
	- Diluted	$0.09	$0.10

Cash flows
Under Canadian GAAP, reporting entities are permitted to present a sub-total prior to changes in non-cash working capital within operating activities. This information is perceived to be useful information for various users of the financial statements and is commonly presented by Canadian public companies. Under U.S. GAAP, this sub-total is not permitted to be shown and would be removed in the statements of cash flows for all periods presented.

Recent accounting pronouncements

The following standards issued by the FASB do not impact us:

  Interpretation No. 46, “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

  SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, effective for financial statements issued after June 15, 2003.

  SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Post Retirements Benefits - an amendment of SFAS No. 87, 88 and 106”, effective for financial statements issued after December 15, 2003.

  SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, effective for contracts entered into or modified after June 30, 2003.